Exhibit 1

[LOGO]
HAVAS

                                                    Suresnes, February 9th, 2005
                                                                       7.30 a.m.

PRESS RELEASE

            ORGANIC GROWTH ACCELERATES IN FOURTH QUARTER 2004: +4.6%

                    o ORGANIC GROWTH FOR THE YEAR 2004: +2%

                    o NEW BUSINESS 2004: +59% IN NET REVENUE

1. The acceleration in organic growth in the 4th quarter clearly underscores the Group's recovery in 2004

Havas today announced revenue of (euro) 406 million for fourth quarter 2004, representing organic growth of +4.6% compared to fourth quarter 2003.

This performance confirms the Group's successful reversal of the trend throughout 2004 (Q1 +0.7%, Q2 +0.5%, Q3 +2.1%, Q4 +4.6%).

2004 revenue is (euro) 1,494 million. At constant exchange rates and structure, organic growth for 2004 is +2%.

2. All regions reported positive organic growth in the 4th quarter

- In France, activity was strong throughout the year with fourth quarter performance better than third quarter thanks to a number of major accounts won in the second half of 2004.

- The United Kingdom ended the year on a high note with positive organic growth in the 4th quarter, bringing the region almost back up to breakeven for the year and confirming the effectiveness of the new teams put in place.

- In Europe (excluding the UK and France) organic growth in the fourth quarter remained positive at +1%, in line with forecasts. Overall organic growth for the year shows a good trend at +4.1%.

- In the USA, organic growth turned positive at +3.4%, an excellent performance, ahead of expectations, mainly due to record new business at Arnold, MPG and in Healthcare and Marketing Services at Euro RSCG.

- In both Latin America and Asia Pacific, organic growth remained very strong.


4th Quarter

                                     -------------------------------------------
                                                Q4 04
                                               Revenue            Organic growth
                                         (in (euro) millions)     Q4 04 vs Q4 03
--------------------------------------------------------------------------------
France                                            87                  + 6.4%
--------------------------------------------------------------------------------
Europe (excluding France and UK)                  80                  + 1.0%
--------------------------------------------------------------------------------
United Kingdom                                    52                  + 2.4%
--------------------------------------------------------------------------------
North America                                    149                  + 3.4%
--------------------------------------------------------------------------------
Asia-Pacific                                      19                  +10.4%
--------------------------------------------------------------------------------
Latin America                                     19                  +11.1%
--------------------------------------------------------------------------------
TOTAL                                            406                  + 4.6%
--------------------------------------------------------------------------------

Full year 2004
                                     -------------------------------------------
                                             2004 Revenue         Organic growth
                                         (in (euro) millions)       2004 vs 2003
--------------------------------------------------------------------------------
France                                           296                  + 6.6%
--------------------------------------------------------------------------------
Europe (excluding France and UK)                 264                  + 4.1%
--------------------------------------------------------------------------------
United Kingdom                                   221                  - 0.4%
--------------------------------------------------------------------------------
North America                                    585                  - 1.9%
--------------------------------------------------------------------------------
Asia-Pacific                                      65                  + 7.3%
--------------------------------------------------------------------------------
Latin America                                     63                  +11.6%
--------------------------------------------------------------------------------
TOTAL                                          1,494                  + 2.0%
--------------------------------------------------------------------------------

3. 2004 Net New Business: +59% in terms of estimated net revenue

Net New Business for 2004 amounted to billings of (euro) 1.5 billion. Expressed in terms of estimated annual net revenue, this represents growth of +59% over 2003.

Key accounts won in the 4th quarter include:

        >> Integrated communication accounts:
                  Charles Schwab and Vonage (USA) and two pharmaceutical products manufactured by Pfizer (USA)

        >> Traditional advertising accounts:
                  Glaxo Smithkline Consumer (Italy), Eurotel (Czech Republic), Pantech (China), Jacob Delafon (France), Barilla's Wasa Crispbread (USA)

        >> Media accounts:
                  SNCF (France), Coca Cola and CTI Movil Argentina (Argentina)

        >> Marketing Services accounts:
                  Diageo, Bosley Medical Institute (USA), Orange (France)

        >> Corporate/Healthcare accounts:
                  Celgen, DEY LP Duoneb and Curosurf (USA), Alstom and Sanef (France)

The strong performance has continued into the early weeks of 2005. Significant new accounts won since the start of the year include: Lukoil (Arnold), Yahoo ! Hot Jobs PR (Euro RSCG Magnet), Homebase in marketing services (Euro RSCG 4D), Lou (Euro RSCG Compagnie), P&O ferries (MPG London), Auto Zone (MPG USA).

During the same period, however, the group has lost the Intel account and the Volkswagen media mandate in the USA.


4. Highly satisfactory results in creativity

        >> Advertising Age ranked Euro RSCG Worldwide the 2nd most successful network in 2004 for global and pan-regional account wins.

        >>   The RECMA report ranks MPG as joint leader in France.

        >> Euro RSCG Life was voted best agency/best network of the year for 2004 by Medical Marketing & Media magazine.

        >> Arnold Boston remains one of the top award-winning agencies worldwide in the fourth quarter of 2004, winning a series of awards for its American Legacy campaign at the New York Festival, the Cresta Awards, and taking the Grand Prix at the London International Advertising Awards.

        >> BETC Euro RSCG's "Waterboy" campaign for Evian took prizes at the 2004 Euro Effies and Epica awards and was awarded the Grand Prix at Eurobest.

        >> Euro RSCG London's "Artery" campaign won awards at Eurobest and at the Direct Marketing Awards. It is also the third most awarded marketing direct campaign in the world.

        >> BETC Euro RSCG's campaigns for Peugeot took several prizes, in particular for the Peugeot 407 "Toys" campaign which was recognized at Eurobest, Epica, the London International Festival and SATCAR. "The Bridge" campaign for the Peugeot 607 also won a number of awards, including the Cristal for the best pan-European campaign and the advertisers' Cristal at the Meribel Festival. The campaign has also notched up Eurobest, Cresta, SATCAR and London International Festival awards.

        >> Euro RSCG Flagship's Soken DVD "Kill Bill Kill Bill / Titititannic / XXX" were ranked third most award campaigns by the 2004 Gunn Report.

        >> Havas won eleven prizes at the New York Festivals TV/Film and BETC Euro RSCG alone scooped 50% of the French prizes with two golds and two silvers.

5. Very good prospects for profitability in 2004

The Group's operating margin for 2004 should be higher than for the first half of the year thanks to the rapid acceleration in organic growth reported in the second half.

Commenting on these results, Havas Chairman and CEO Alain de Pouzilhac said:
"This doubling in the rate of organic growth in our 4th quarter revenue underlines even more positively the turnaround achieved by Havas since the start of 2004.

It is the direct result of the decisions and actions taken as part of the strategic reorganization launched at the end of 2003.

Our results to be presented early March will show, moreover, that all the targets management had set itself over the year have been achieved and even exceeded.

This is the clearest possible demonstration that our strategy is the right one and is bearing fruit. I would like to thank everyone in the Group for their creative talent and commercial energy which have fuelled this impressive turnaround.

In this context, we can only be optimistic for 2005 performance."

About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 88 countries through its networks of agencies located in 45 countries and contractual affiliations with agencies in 43 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 15,000 people.
Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

Net New Business:

Net new business represents the estimated annual advertising budgets (or revenue depending on the cicumstance) for new business wins (which includes new clients, clients retained after a competitive review, and new product or brand expansions for existing clients) less the estimated annual advertising budgets (or revenue depending on the circumstance) for lost accounts. Havas' management uses net new business as a measurement of the effectiveness of its client development and retention efforts. Net new business is not an accurate predictor of future revenues, since what constitutes new business or lost business is subject to differing judgments, the amounts associated with individual business wins and losses depend on estimated client budgets (or revenue depending on the circumstance), clients may not spend as much as they budget, the timing of budgeted expenditures is uncertain, and the amount of budgeted expenditures that translate into revenues depends on the nature of the expenditures and the applicable fee structures. In addition, Havas' guidelines for determining the amount of new business wins and lost business may differ from those employed by other companies.

Contacts :

Communications :             Peggy Nahmany
                             Tel: +33 (0)1 58 47 90 73
                             peggy.nahmany@havas.com

Investor Relations:          Virginia Jeanson
                             Tel: +33 (0)1 58 47 91 34
                             virginia.jeanson@havas.com

                             Catherine Francois
                             Tel: +33 (0)1 58 47 91 35
                             catherine.francois@havas.com


2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 9 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 171 518 765, 60 euros - 335 480 265 RCS Nanterre - APE 744

APPENDIX - 2004 ORGANIC GROWTH
                                                                 Millions (euro)
                                                                 ---------------
1. 2003 Revenue                                                      1 645
2. Exchange rate impact                                               (66)
3. 2003 Revenue at 2004 exchange rates                               1 579
4. Impact of companies sold or closed                                (129)
5. Impact of acquisitions                                              +14
6. 2003 Revenue at 2004 exchange rates and scope                     1 464
7. 2004 Reported revenue                                             1 494
8. Organic growth                                                    +2.0%